Exhibit 99.1

VIQ Solutions Reports Third Quarter and Nine Months 2022 Financial Results

PHOENIX, AZ, November 9, 2022 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today reported its unaudited financial results for the three and nine months ended September 30, 2022. Results are reported in US dollars and prepared in accordance with International Financial Reporting Standards ("IFRS").

“Our customers and the market are moving away from large technology purchases to buying and engaging on a monthly basis over the course of a contract. As a result, we are in the midst of a transition toward a subscription-based annual recurring revenue (ARR) model. Over time, we expect this will manifest in the financial results with higher revenue and overall margins, and more consistent monthly and annual revenues. Additionally, we believe it will improve the customer lifetime value,” said Sebastien Paré, Chief Executive Officer, VIQ.

“This past quarter we continued to transition our contract with the much-anticipated large customer in Australia. This also follows the acquisition of Auscript in Australia, the Company’s largest acquisition to date. The overall integration of Auscript temporarily pressured our margins and we expect that, once fully integrated, we will normalize gross margins above 50% and positive Adjusted EBITDA margins,” said Susan Sumner, President and Chief Operating Officer of VIQ.

Third Quarter 2022 Financial Highlights

•	Revenue of $11.8 million compared to $7.1 million in the same quarter of 2021, up 66%, driven by the acquisition of Auscript in Australia and The Transcription Agency (“TTA”) in the United Kingdom. This was partially offset by negative foreign currency impacts on revenue outside of the US due to the appreciation of the US dollar relative to foreign currencies;
•	Gross profit was $5.6 million, or 47.3% of revenue, compared to $3.6 million, or 51.4% of revenue, in the same quarter of 2021. Excluding COVID-19 wage subsidies, Gross Profit Margin for Technology Services[1] for the three months ended September 30, 2022, would be 44.6% versus 43.9% in the comparative period in 2021, which has increased due to productivity gains achieved through NetScribe, powered by aiAssist and our global workforce;

•	Net loss was $1.3 million, or $0.04 per diluted share, versus net loss of $3.9 million, or $0.15 per diluted share, in the same quarter in 2021; and
•	Adjusted EBITDA[1] was negative $0.6 million versus a negative Adjusted EBITDA of $3.1 million in the third quarter of 2021. For a reconciliation of net loss to Adjusted EBITDA, please see the table at the end of this press release.

First Nine Months of 2022 Financial Highlights

•	Revenue of $35.7 million compared to $23.5 million for the same period of 2021. The increase in revenue of 52% was driven by the acquisitions of Auscript and TTA, partially offset by negative currency impacts;
•	Gross profit was $17.1 million, or 48.1% of revenue, compared to $11.6 million, or 49.5% of revenue, for the same period of 2021. Excluding COVID-19 wage subsidies, Gross Profit Margin for Technology Services[1] for the nine months ended September 30, 2022, would be 45.9% versus 40.5% in the comparative period in 2021, which has increased due to productivity gains achieved through NetScribe, powered by aiAssist;
•	Net loss was $6.5 million, or $0.21 per diluted share, versus net loss of $16.0 million, or $0.63 per diluted share in the same period in 2021;
•	Adjusted EBITDA[1] was negative $2.2 million versus a negative Adjusted EBITDA of $3.1 million for the same period of 2021. For a reconciliation of net loss to Adjusted EBITDA, please see the table at the end of this press release; and
•	Year to date Bookings[1] of $7.1 million, of which, approximately 10% were recognized as revenue up to September 30, 2022.

1 Represents a non-IFRS measure. Please refer to the "Non-IFRS Measures" section below and the reconciliation tables at the end of this press release.

“In addition to our acceleration to an annual recurring revenue model, we are currently focused on the integration of the Australia businesses as well as rightsizing our cost base to enable us to move closer to positive Adjusted EBITDA in 2023. Additionally, we are ramping up our tech-enabled services capacity to recognize revenue for the sizeable new bookings we won this year,” said Alexie Edwards, Chief Financial Officer, VIQ.

Revised Full Year 2022 Financial Goals:

The Company has revised its full year 2022 goals to be in the range of $46-$47 million in revenue and a negative Adjusted EBITDA to be in the range of $2.3 - $2.8 million. Revenue expectations for the year have been revised below the Company’s goal of $50 million as a result of several factors including the negative impact of foreign exchange rates, the timing of execution of new contracts and the ramp up of new bookings, and ongoing labor shortage constraints in some regions that impacted production capacity during the third quarter. The Company’s gross margin goal has been tightened and is expected to be in the range of 48% - 51% for the full year. Although we do not currently expect these negative factors will be recurring, there can be no assurance that our financial performance goals will be achieved.

Conference Call Details

VIQ will host a conference call and webcast to discuss its third quarter 2022 financial results on Thursday, November 10 at 11:00 AM Eastern Time. The call will consist of updates by Sebastien Paré, VIQ CEO, Alexie Edwards, VIQ CFO, and Susan Sumner, VIQ President and COO, followed by a question-and-answer period.

Investors may access a live webcast of the call on the Company’s website at www.viqsolutions.com/investors or by dialing 1-888-440-4052 (North America toll-free) or +1-646-960-0827 (international) to be connected to the call by an operator using conference ID number 4983233. Participants should dial in at least 10 minutes prior to the start of the call.

A replay of the webcast will be available on the Company’s website through the same link approximately one hour after the conference call concludes.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this press release constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) under applicable securities legislation, including, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements in this press release include, but are not limited to statements with respect to the implications of the Company transitioning towards a subscription-based ARR model, longer-term benefits resulting from the integration of Auscript, the Company’s focus on the integration of its Australia businesses and rightsizing its cost base to enable VIQ to move toward profitability in 2023, expected gross margin, the Company’s full year 2022 financial goals and the timing of the Company's earnings call.

Forward-looking statements are based on several factors and assumptions which have been used to develop such statements, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable when made, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things, recent initiatives and that sales and prospects may provide increased revenue . Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022, in the Company’s annual report form on SEC Form 20-F and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively.

These factors are not intended to represent a complete list of the factors that could affect the Company, however, these factors should be considered carefully. Such estimates and assumptions may prove to be incorrect or overstated. The forward-looking statements contained in this press release are made as of the date of this press release and the Company expressly disclaims any obligations to update or alter such statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Although we do not currently expect these negative factors will be recurring, there can be no assurance that our financial performance goals will be achieved.

Financial Outlook

This press release contains a financial outlook within the meaning of applicable Canadian securities laws and such financial outlook contains “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The financial outlook has been prepared by management of the Company to provide an outlook for the Company's revenue, gross margin and Adjusted EBITDA for the 2022 fiscal year and may not be appropriate for any other purpose. The financial outlook has been prepared based on a number of assumptions including the assumptions discussed under the heading "Forward-looking Statements" above and assumptions with respect to market conditions, pricing, and demand. The actual results of the Company's operations for any period will likely vary from the amounts set forth in these projections and such variations may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis. However, because this information is highly subjective and subject to numerous risks, including the risks discussed and referred to under the heading "Forward-looking Statements" above, it should not be relied on as necessarily indicative of future results.

VIQ Solutions Inc.

Consolidated Statements of Financial Position

(Expressed in United States dollars, Unaudited)

	September 30, 2022	December 31, 2021
Assets
Current assets
Cash	$3,854,773	$10,583,534
Trade and other receivables, net of allowance for doubtful accounts	5,696,881	5,594,368
Inventories	33,149	49,557
Prepaid expenses and deposits	2,040,125	2,054,793
Non-current assets	11,624,928	18,282,252
Restricted cash	466,443	303,945
Property and equipment	1,084,690	460,974
Right of use assets	775,717	1,134,493
Intangible assets	12,162,277	14,762,140
Goodwill	11,881,278	12,595,323
Deferred tax assets	468,202	464,800
Total assets	$38,463,535	$48,003,927
Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$6,390,545	$5,692,924
Income tax payable	347,333	97,784
Share based payment liability	64,679	551,201
Derivative warrant liability	1,043,515	1,862,876
Current portion of long-term debt	878,886	1,109,713
Current portion of lease obligations	291,664	287,901
Current portion of contract liabilities	1,494,212	1,003,187
Non-current liabilities	10,510,834	10,605,586
Deferred tax liability	837,711	1,199,266
Long-term debt	7,827,511	11,999,108
Long-term contingent consideration	–	166,603
Long-term lease obligations	594,006	900,868
Other long-term liabilities	1,052,611	1,042,938
Total liabilities	20,822,673	25,914,369
Shareholders' Equity
Capital stock	74,232,063	72,191,764
Contributed surplus	5,750,924	4,842,208
Accumulated other comprehensive income	(785,192)	74,526
Deficit	(61,556,933)	(55,018,940)
Total shareholders’ equity	17,640,862	22,089,558
Total liabilities and shareholders' equity	$38,463,535	$48,003,927

VIQ Solutions Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, Unaudited)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Revenue	$11,785,713	$7,086,357	$35,662,349	$23,532,391

Cost of Sales	6,208,528	3,444,259	18,501,913	11,891,379
Gross Profit	5,577,185	3,642,098	17,160,436	11,641,012

Selling and administrative expenses	5,960,010	6,516,449	18,628,758	14,008,605
Research and development expenses	164,849	317,546	642,291	817,219
Stock based compensation	681,193	859,119	2,173,969	7,632,906
Gain on revaluation of options	–	(501,974)	(1,063,662)	(501,974)
Gain on revaluation of RSUs	(137,224)	(119,012)	(445,682)	(119,012)
Foreign exchange loss (gain)	(151,354)	(445,978)	597,209	(77,252)
Depreciation	156,916	45,736	432,483	189,392
Amortization	1,115,721	989,215	3,219,135	3,282,037
Interest expense	234,892	329,598	815,733	996,611
Accretion and other financing costs	466,316	236,309	755,596	755,970
Loss (gain) on contingent consideration	11,807	(80,252)	107,879	(66,977)
Gain on revaluation of the derivative warrant liability	(2,477,746)	(763,499)	(3,524,526)	(763,499)
Loss on extinguishment of debt	747,865	–	747,865	–
Restructuring costs	134,582	35,072	303,690	395,324
Business acquisition costs	23,339	183,324	418,856	183,324
Other income	(170)	(2,226)	(899)	(10,520)
	6,930,996	7,599,427	23,808,695	26,722,154

Current income tax (recovery) expense	(97,827)	(42,562)	74,815	(41,204)
Deferred income tax (recovery) expense	73,956	(55,262)	(185,081)	985,018
Income tax (recovery) expense	(23,871)	(97,824)	(110,266)	943,814
Net loss for the period	$(1,329,940)	$(3,859,505)	$(6,537,993)	$(16,024,956)
Exchange loss on translating foreign operations	(823,213)	(432,533)	(859,718)	(166,499)
Comprehensive loss for the period	$(2,153,153)	$(4,292,038)	$(7,397,711)	$(16,191,455)

Net loss per share
Basic	(0.04)	(0.15)	(0.21)	(0.63)
Diluted	(0.04)	(0.15)	(0.21)	(0.63)
Weighted average number of common shares outstanding - basic	32,749,800	26,359,517	30,854,262	25,292,160
Weighted average number of common shares outstanding - diluted	32,749,800	26,359,517	30,854,262	25,292,160

VIQ Solutions Inc.

Adjusted EBITDA

(Expressed in United States dollars, Unaudited)

	Three months ended September 30		Nine months ended September 30
(unaudited)	2022	2021	2022	2021
Net Loss	$(1,329,940)	$(3,859,505)	$(6,537,993)	$(16,024,956)
Add:
Depreciation	156,916	45,736	432,483	189,392
Amortization	1,115,721	989,215	3,219,135	3,282,037
Interest expense	234,892	329,598	815,733	996,611
Current income tax expense (recovery)	(97,827)	(42,562)	74,815	(41,204)
Deferred income tax expense (recovery)	73,956	(55,262)	(185,081)	985,018
EBITDA	153,718	(2,592,780)	(2,180,908)	(10,613,102)
Accretion and other financing costs	466,316	236,309	755,596	755,970
Gain on revaluation of options	-	(501,974)	(1,063,662)	(501,974)
Gain on revaluation of RSUs	(137,224)	(119,012)	(445,682)	(119,012)
Gain on revaluation of the derivative warrant liability	(2,477,746)	(763,499)	(3,524,526)	(763,499)
Loss on extinguishment of debt	747,865	-	747,865	-
Restructuring costs	134,582	35,072	303,690	395,324
Business acquisition costs	23,339	183,324	418,856	183,324
Other income	(170)	(2,226)	(899)	(10,520)
Stock-based compensation	681,193	859,119	2,173,969	7,632,906
Foreign exchange loss	(151,354)	(445,978)	597,209	(77,252)

Adjusted EBITDA	$(559,481)	$(3,111,645)	$(2,218,492)	$(3,117,835)

Non-IFRS Measures

EBITDA, Adjusted EBITDA, and Bookings, are not measures recognized by IFRS and do not have standardized meanings prescribed by IFRS. Therefore, these terms as used by VIQ may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS.

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. This news release also includes certain measures which have not been prepared in accordance with IFRS such as Adjusted EBITDA, and Bookings.

To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “EBITDA” refers to net income (loss) before adjusting earnings for depreciation, amortization, interest expense, and current and deferred income tax expense. The term “Adjusted EBITDA” refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of options, (gain) loss on revaluation of restricted share units, gain (loss) on revaluation of derivative warrant liability, restructuring costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, business acquisition costs, impairment of goodwill and intangibles, other expense (income), foreign exchange (gain) loss, and current and deferred income tax expense. We believe that the items excluded from EBITDA and Adjusted EBITDA are not connected to and do not represent the operating performance of the Company. The term “Bookings” refers to the annualized estimated monthly value of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received during the period. Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work.

We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, impairment of goodwill and intangibles, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

We believe that Bookings is useful supplemental information as it measures the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. While we believe Bookings, in combination with other metrics, is an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

We believe Gross Margin for Technology Services without Covid 19 Subsidies is useful supplemental information as it provides an indication of the cost of sales and gross margin generated by the Company’s technology segment excluding the impact of Covid 19 subsidies.

For a reconciliation and/or calculation of Adjusted EBITDA, Bookings and Gross Margin for Technology Services without Covid 19 subsidies please refer to the section entitled "Key Operating Metrics – Non-IFRS Measures" in the Company's management's discussion and analysis for the three and nine months ended September 30, 2022, which is available on the Company's SEDAR profile at www.sedar.com.

Trademarks

This press release includes trademarks, such as “NetScribe, and “aiAssist,” which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this press release may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this press release, other than those that belong to VIQ, are the property of their respective owners.